United States securities and exchange commission logo





                              March 25, 2021

       Craig F. Courtemanche
       President and Chief Executive Officer
       Procore Technologies, Inc.
       6309 Carpinteria Avenue
       Carpinteria, California 93013

                                                        Re: Procore
Technologies, Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-1
                                                            Filed March 2, 2021
                                                            FIle No. 333-236789

       Dear Mr. Courtemanche:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment to Form S-1 Filed on March 2, 2021

       Cover Page

   1. We note your disclosure of your 2020 revenue, revenue growth, GAAP gross margin and cash provided by
operating activities in your artwork at the forefront of the prospectus. In order to give proper
balance to this information, please revise to present your net loss for the same period with
equal prominence as your other financial highlights.
       Dilution, page 59

   2. Please provide us with the calculations that support your pro forma net tangible book value. Also, tell us
how you factored contract cost assets into your calculations. To the extent you did not
consider such assets to be intangible assets, please explain or revise your calculations as
necessary.
 Craig F. Courtemanche
Procore Technologies, Inc.
March 25, 2021
Page 2
Note 12. Stock-based Compensation, page F-36

3. Please provide us with a breakdown of all share-based compensation awards granted during fiscal 2020 or after, and include the fair value of the underlying common stock at the date of such grants. To the extent there were any significant fluctuations in the fair values from period- to-period, describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology, underlying common stock used to value such awards as determined by your board of directors.
Sales of common stock, page F-40

4. Please tell us the number of employee shares sold in the December 2020 private placement transactions. Also, tell us the fair value of your underlying common stock used in determining the $21.0 million of compensation expense recorded with this transaction.
Note 14. Net Loss Per Share, page F-44

5. We note that you anticipate recording approximately $70.8 million of compensation expense related to the performance-based RSUs that will vest upon effectiveness of the offering. Please revise to adjust the numerator of your pro forma per share calculations for such amount. Refer to Rule 11- 01(a)(8) of Regulation S-X.
6. Please explain further how you determined the 79.0 million adjustment for assumed conversion of redeemable convertible preferred stock to common stock included in your pro forma per share calculations compared to the 85.3 million shares outstanding at
      December 31, 2020. In this regard, it appears from your disclosures in
Note 2 that Series
      H-1 redeemable convertible preferred shares that are subject to vesting are excluded from such calculations; however, according to disclosures elsewhere only 205,464 Series H-1 shares are subject to vesting. To the extent the pro forma adjustment is based on a weighted average calculation, please provide such calculations particularly for your Series
      I preferred stock.
       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have questions regarding comments on the financial statements and related matters. Please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Larry Spirgel, Office Chief, at
(202) 551-3815 with any other questions.



                                                            Sincerely,
FirstName LastNameCraig F. Courtemanche
                                                            Division of
Corporation Finance
Comapany NameProcore Technologies, Inc.
                                                            Office of
Technology
March 25, 2021 Page 2
cc:       David Ambler
FirstName LastName